Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements Nos. 333-124590 and 333-145120 on Forms S-8 of our report dated March 13, 2008, relating to the consolidated financial statements and financial statement schedules of Commercial Vehicle Group, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s changes in its method of accounting for uncertain tax positions in 2007 and defined benefit pension and postretirement benefit plans and share-based compensation in 2006), and our report dated March 13, 2008 relating to the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2007.
/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
March 13, 2008